EXHIBIT 99.1

Company Contact: Eva Hartling Director, Marketing & Communications (514) 823-7022

BIRKS & MAYORS ANNOUNCES A CORPORATE NAME CHANGE

MONTREAL—(BUSINESS WIRE) – September 30, 2013 –Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), announced that effective October 1, 2013, its corporate name will be changed to Birks Group Inc. and its ticker symbol will be changed to BGI.

Mr. Jean-Christophe Bédos, the Company’s President and Chief Executive Officer, commented, “The change in the corporate name to Birks Group Inc. better represents our corporate structure as the companies forming part of the Birks Group carry on business under the retail brands of “Maison Birks” across Canada, “Mayors” in the States of Florida and Georgia, and “Brinkhaus” in Vancouver, British Columbia and Calgary, Alberta. Signage reflecting this new trade name will be changed at our current retail stores over time while signage at our new stores already reflects this change.”

About Birks & Mayors Inc.

Birks & Mayors Inc. is a leading operator of luxury jewelry stores in the United States and Canada. As of September 30, 2013, the Company operated 30 stores under the Maison Birks brand in most major metropolitan markets in Canada (signage reflecting this new trade name will be changed at our current retail stores over time while signage at our new stores already reflects this change), 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two stores in Calgary and Vancouver under the Brinkhaus brand. Maison Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors Inc. web site, www.birksandmayors.com.